                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

FOR THE MONTH OF MARCH, 2005

                             THE WESTAIM CORPORATION
               ---------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                        144-4TH AVENUE, S.W., SUITE 1010
                            CALGARY, ALBERTA T2P 3N4
                                     CANADA
               ---------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICERS)

                                 (780) 992-5231
               ---------------------------------------------------
                     (TELEPHONE NUMBER, INCLUDING AREA CODE)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                           FORM 20-F [ ] FORM 40-F [X]

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                 YES [ ] NO [X]

IF "YES, IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82-____

The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):

1. Articles of Incorporation;
2. Articles of Amendment dated June 26, 1996;
3. Restated Articles of Incorporation;
4. Articles of Amendment dated May 24, 2000; and
5. Bylaws.

      1. SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      THE WESTAIM CORPORATION

Date: March 22, 2005                  By: /s/ DOUGLAS H. MURRAY
                                          -------------------------------------
                                          Douglas H. Murray
                                          Assistant Corporate Secretary

                            ARTICLES OF INCORPORATION

1.    NAME OF CORPORATION:

      THE WESTAIM CORPORATION

2. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

      Capital

      The Corporation is authorized to issue one (1) class of shares, namely an unlimited number of Common Shares without nominal or par value (herein referred to as the "Common Shares").

      Common Shares

      The holders of the Common Shares shall be entitled:

      (a) to vote at all meetings of shareholders, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each such share held;

      (b) the holders Common Shares shall be entitled to receive such dividends as and when the Directors in their discretion may declare thereon.

3.    RESTRICTIONS IF ANY ON SHARE TRANSFERS:

      The right of shareholders to transfer or dispose of their shares in the Corporation shall be subject to the following restrictions:

      (a) Except where a transfer is made pursuant to the provisions of sub-clause 3(b) below, any transfer of shares in the Corporation shall require a resolution of the Board of Directors of the Corporation approving such transfer.

      (b) Any share of a deceased shareholder may be transferred by his executors or administrators to any child or other issue, son-in-law, daughter-in-law, father, mother, brother, sister, nephew, niece, widow or widower of such deceased shareholder or to any other beneficiary named in the Will of such deceased shareholder and any shares of the Corporation standing in the name of the trustees of the Will of any deceased shareholder may be transferred upon any change of trustees to the trustees for the time being of such Will.

4.    NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:

      The Corporation shall have not less than one (1) director nor more than ten (10) directors. Subject to the provisions of the Business Corporations Act of Alberta, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting of the Corporation provided that the total number of directors shall not at any time exceed the maximum hereinbefore prescribed.

5.    RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON:

      There shall be no restrictions as to the businesses which the Corporation may carry on.

6.    OTHER PROVISIONS IF ANY:

      (a) The number of shareholders of the Corporation shall be limited to not more than fifty (50) persons (exclusive of persons who are in the employment of the Corporation or that of an affiliate within the meaning of the Business Corporations Act of Alberta and also exclusive of persons who, having been formerly in the Corporation's employment or that of an affiliate, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of the Corporation after termination of that employment); provided that where two (2) or more persons hold one or more shares in the Corporation jointly they shall, for the purpose of this sub-clause 6(a), be treated as a single shareholder.

      (b) No invitation shall be made to the public to subscribe for securities of the Corporation.

      (c) The Corporation shall have a lien on shares registered in the name of any shareholder who is indebted to the Corporation for any amount.

7.    INCORPORATORS                                         DATE: May 6, 1996

NAMES                      ADDRESS                         SIGNATURE

DONALD R. LEITCH           1500, 407 - 2nd Street S.W.
                           Calgary, Alberta, T2P 2Y3       /s/ Donald R. Leitch
                                                           --------------------

FOR DEPARTMENTAL USE ONLY

CORPORATE ACCESS NO. _________________ INCORPORATION DATE: ____________________

                           BUSINESS CORPORATIONS ACT
                              (SECTION 27 or 171)                        FORM 4

ALBERTA CONSUMER AND
CORPORATE AFFAIRS                                         ARTICLES OF AMENDMENT

1.  NAME OF CORPORATION                                 2. CORPORATE ACCESS NO.

THE WESTAIM CORPORATION                                    20693000

3. ITEMS NO. 2, 3, 4 and 6 OF THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SUBSECTION 167(1)(k)(l)(m) OF THE BUSINESS CORPORATIONS ACT, as follows:

      The existing provisions, as set out in Item No. 2 of the Articles of the Corporation, be and are hereby amended by:

      (a) creating a new class of Preferred Shares, namely Class A Preferred Shares consisting of an unlimited number and having the rights, privileges, restrictions and conditions as set out in Schedule "A" attached to and forming part hereof;

      (b) creating a new class of Preferred Shares, namely Class B Preferred Shares consisting of an unlimited number and having the rights, privileges, restrictions and conditions as set out in Schedule "A" attached to and forming part hereof;

      The existing provisions, as set out in Item No. 3, Item No. 4 and Item No. 6 of the Articles of the Corporation, be and are hereby deleted in their entirety and the following provisions are hereby substituted therefore:

3.    RESTRICTIONS IF ANY ON SHARE TRANSFERS:

      None

4.    NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:

      The Corporation shall have not less than three (3) director nor more than fifteen (15) directors. Subject to the provisions of the Business Corporations Act (Alberta), the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting of the Corporation provided that the total number of directors shall not at any time exceed the maximum hereinbefore prescribed.

6.    OTHER PROVISIONS IF ANY:

      None

Date                           Signature                    Title

June 26, 1996                  /s/ Donald R. Leitch         Solicitor
                               ------------------------
                               Donald R. Leitch

For Departmental Use Only                                   Filed

                                  SCHEDULE "A"

                             THE WESTAIM CORPORATION

                 Rights, Privileges, Restrictions and Conditions
                    Attaching to the Class A Preferred Shares

1.          CLASS A PREFERRED SHARES

            The Class A Preferred Shares, as a class, shall be designated as Class A Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1.        DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

            The Class A Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Shares of such series, the whole subject to the filing, as required pursuant to the Business Corporations Act (the "Act"), of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2.        RANKING OF THE CLASS A PREFERRED SHARES

            The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to dividends and return of capital, and shall be entitled to a preference over the Class B Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the Class A Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared noncumulative dividends or amounts payable on a return of capital, are not paid in full in respect of any series of the Class A Preferred Shares, the Class A Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class over the Class B Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the Class A Preferred Shares as may be determined in the case of such series of Class A Preferred Shares.

1.3.        VOTING RIGHTS

            Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Class A Preferred Shares that such series is entitled to vote, the holders of the Class A Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

1.4.        AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS A PREFERRED SHARES

            The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Preferred Shares given as hereinafter specified.

1.5.        APPROVAL OF HOLDERS OF THE CLASS A PREFERRED SHARES

            The approval of the holders of the Class A Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Preferred

Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Class A Preferred Shares duly called for that purpose.

            The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Class A Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class A Preferred Shares, each holder of Class A Preferred Shares entitled to vote shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

                 Rights, Privileges, Restrictions and Conditions
                    Attaching to the Class B Preferred Shares

1.          CLASS B PREFERRED SHARES

            The Class B Preferred Shares, as a class, shall be designated as Class B Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1.        DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

            The Class B Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Preferred Shares of such series, the whole subject to the filing, as required pursuant to the Business Corporations Act (the "Act"), of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2.        RANKING OF THE CLASS B PREFERRED SHARES

            Subject to the prior rights of the Class A Preferred Shares, the Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to dividends and return of capital, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Class B Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs but are subject to the preference of the Class A Preferred Shares. If any cumulative dividends, whether or not declared, or declared noncumulative dividends or amounts payable on a return of capital, are not paid in full in respect of any series of the Class B Preferred Shares, the Class B Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Preferred Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Class B Preferred Shares as may be determined in the case of such series of Class B Preferred Shares.

1.3.        VOTING RIGHTS

            Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Class B Preferred Shares that such series is entitled to vote, the holders of the Class B Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

1.4.        AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS B PREFERRED SHARES

            The rights, privileges, restrictions and conditions attached to the Class B Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Preferred Shares given as hereinafter specified.

1.5.        APPROVAL OF HOLDERS OF THE CLASS B PREFERRED SHARES

            The approval of the holders of the Class B Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Class B Preferred Shares duly called for that purpose.

          The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Class B Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class B Preferred Shares, each holder of Class B Preferred Shares entitled to vote shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

ALBERTA                                      RESTATED ARTICLES OF INCORPORATION
                                                      Business Corporations Act
                                                                    Section 174

1.    NAME OF CORPORATION                          2. CORPORATE ACCESS NUMBER

THE WESTAIM CORPORATION                            206930000

3. THE CLASSES OF SHARES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

      See attached Schedule "A".

4.    RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

      None.

5. NUMBER, OR MINIMUM AND MAXIMUM NUMBER OF DIRECTORS THAT THE CORPORATION MAY HAVE:

      Minimum 3 - Maximum 15

6. IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY THE RESTRICTION(s):

      None.

7.    OTHER RULES OR PROVISIONS (IF ANY):

      See attached Schedule "B".

THE RESTATED ARTICLES OF INCORPORATION CORRECTLY SET OUT ABOVE, WITHOUT SUBSTANTIVE CHANGE REPRESENT THE ARTICLES OF INCORPORATION AS AMENDED AND SUPERSEDE THE ORIGINAL ARTICLES OF INCORPORATION.

              BARRY M. HECK                               /s/ Barry M. Heck
-----------------------------------------              ------------------------
Name of Person Authorizing (please print)                     Signature

  Senior Vice President, General Counsel
         & Corporate Secretary                              April 17, 2000
-----------------------------------------              ------------------------
          Title (please Print)                                   Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and protection of privacy coordinator for Alberta Registries, Research and Program Support; 3rd floor, Commerce Place, 10155-102 Street, Edmonton, Alberta T5J 4L4
(780) 422-7330.

                                  SCHEDULE "A"

                             THE WESTAIM CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of Class A Preferred Shares and an unlimited number of Class B Preferred Shares, all subject to the following rights, privileges, restrictions and conditions:

1.    COMMON SHARES

1.1 The holders of Common Shares shall be entitled to vote at all meetings of shareholders, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each share held; and

1.2 The holders of Common Shares shall be entitled to receive such dividends as and when the directors in their discretion may declare thereon.

2.    CLASS A PREFERRED SHARES

      The Class A Preferred Shares, as a class, shall be designated as Class A Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

2.1   DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

      The Class A Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Shares of such series, the whole subject to the filing, as required pursuant to the Business Corporations Act (the "Act"), of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

2.2   RANKING OF THE CLASS A PREFERRED SHARES

      The Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to dividends and return of capital, and shall be entitled to a preference over the Class B Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the Class A Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared noncumulative dividends or amounts payable on a return of capital, are not paid in full in respect of any series of the Class A Preferred Shares, the Class A Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sum so payable were paid in fall; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class over the Class B Preferred Shares and the Common Shares of the Corporation and over any other shares ranking junior to the Class A Preferred Shares as may be determined in the case of such series of Class A Preferred Shares.

2.3   VOTING RIGHTS

      Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Class A Preferred Shares that such series is entitled to vote, the holders of the Class A Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

2.4   AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS A PREFERRED SHARES

      The rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class A Preferred Shares given as hereinafter specified.

2.5   APPROVAL OF HOLDERS OF THE CLASS A PREFERRED SHARES

      The approval of the holders of the Class A Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class A Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class A Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class A Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Class A Preferred Shares duly called for that purpose.

        The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Class A Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class A Preferred Shares, each holder of Class A Preferred Shares entitled to vote shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

3.    CLASS B PREFERRED SHARES

      The Class B Preferred Shares, as a class, shall be designated as Class B Preferred Shares and shall have attached hereto the following rights, privileges, restrictions and conditions:

3.1   DIRECTORS' RIGHT TO ISSUE IN ONE OR MORE SERIES

      The Class B Preferred Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class B Preferred Shares of such series, the whole subject to the filing, as required pursuant to the Business Corporations Act (the "Act"), of Articles of Amendment containing a description of such series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

3.2   RANKING OF THE CLASS B PREFERRED SHARES

      Subject to the prior rights of the Class A Preferred Shares, the Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to dividends and return of capital, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Class B Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs but are subject to the preference of the Class A Preferred Shares. If any cumulative dividends, whether or not declared, or declared noncumulative dividends or amounts payable on a return of capital, are not paid in full in respect of any series of the Class B Preferred Shares, the Class B Preferred Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Preferred Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Preferred Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Preferred Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Class B Preferred Shares as may be determined in the case of such series of Class B Preferred Shares.

3.3   VOTING RIGHTS

      Except as hereinafter referred to or as required by law or unless provision is made in the Articles relating to any series of Class B Preferred Shares that such series is entitled to vote, the holders of the Class B Preferred Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.4   AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS B PREFERRED SHARES

      The rights, privileges, restrictions and conditions attached to the Class B Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Preferred Shares given as hereinafter specified.

3.5   APPROVAL OF HOLDERS OF THE CLASS B PREFERRED SHARES

      The approval of the holders of the Class B Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Class B Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Class B Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Class B Preferred Shares duly called for that purpose.

      The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Class B Preferred Shares as a class, or at any joint meeting of the holders of two or more series of Class B Preferred Shares, each holder of Class B Preferred Shares entitled to vote shall have one vote in respect of each $1.00 of the issue price of each Preferred Share held.

                                  SCHEDULE "B"

                             THE WESTAIM CORPORATION

1) Subject to the provisions of the Business Corporations Act, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting of the Corporation provided that the total number of directors shall not at any time exceed the maximum hereinbefore prescribed; and

2) Meetings of Shareholders of the Corporation may, at the discretion of the board of directors, be held at Toronto, Montreal, Vancouver, New York, San Francisco, Los Angeles, San Jose, Boston, or in any other city in Canada or the United States of America as the board of directors may, in their discretion, from time to time, determine.

ALBERTA                                                    ARTICLES OF AMENDMENT
                                                       Business Corporations Act
                                                               Section 27 or 171

1. NAME OF CORPORATION                            2. CORPORATE ACCESS NUMBER

THE WESTAIM CORPORATION                           206930000

3. Items numbered 5 and 7 of the Articles of the above named corporation are amended in accordance with Sections 167(1)(k) and (m) of the Business Corporations Act as follows:

a) item 5 is amended by deleting the existing paragraph and replacing it with the words: Minimum 3; Maximum 15; and

b) item 7 is amended by deleting the word "none" and adding the following paragraphs as Schedule "B" to the articles of the Corporation:

      1) Subject to the provisions of the Business Corporations Act, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting of the Corporation provided that the total number of directors shall not at any time exceed the maximum hereinbefore prescribed; and

      2) Meetings of Shareholders of the Corporation may, at the discretion of the board of directors, be held at Toronto, Montreal, Vancouver, New York, San Francisco, Los Angeles, San Jose, Boston, or in any other city in Canada or the United States of America as the board of directors may, in their discretion, from time to time, determine.

              CRAIG A. STORY                              /s/ Craig A. Story
-----------------------------------------              -------------------------
Name of Person Authorizing (please print)                      Signature

                SOLICITOR                                      24/05/00
-----------------------------------------              -------------------------
           Title (please print)                                  Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support; 3rd floor, Commerce Place, 10155-102 Street, Edmonton, Alberta T5J 4L4 (780) 422-7330.

                                  BY-LAW NO. 1

                       A by-law relating generally to the
                           transaction of the business
                                 and affairs of

                             THE WESTAIM CORPORATION

                                    CONTENTS

One           -        Interpretation

Two           -        Business of the Corporation

Three         -        Directors

Four          -        Officers

Five          -        Protection of Directors, Officers and Others

Six           -        Dividends and Rights

Seven         -        Meetings of Shareholders

Eight         -        Notices

BE IT ENACTED as a by-law of the Corporation as follows:

                                TABLE OF CONTENTS

SECTION ONE       INTERPRETATION

 1.01             Definitions

SECTION TWO       BUSINESS OF THE CORPORATION

 2.01             Corporate Seal
 2.02             Financial Year
 2.03             Execution of Instruments

SECTION THREE     DIRECTORS

 3.01             Election and Term
 3.02             Calling of Meeting
 3.03             Notice of Meeting
 3.04             Meeting by Telephone
 3.05             Chairman
 3.06             Quorum
 3.07             Voting at Meetings

SECTION FOUR      OFFICERS

 4.01             General
 4.02             Chairman of the Board
 4.03             President
 4.04             Vice-President
 4.05             Secretary
 4.06             Treasurer
 4.07             Assistants
 4.08             Term of Office
 4.09             Agents and Attorneys

SECTION FIVE      PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

 5.01             Limitation of Liability
 5.02             Indemnity
 5.03             Insurance

SECTION SIX       DIVIDENDS AND RIGHTS

 6.01             Dividend Cheques
 6.02             Unclaimed Dividends

SECTION SEVEN     MEETINGS OF SHAREHOLDERS

7.01              Chairman, Secretary and Scrutineers
7.02              Quorum

SECTION EIGHT     NOTICES

 8.01             Method of Giving Notice
 8.02             Computation of Time
 8.03             Persons Entitled by Death or Operation of Law
 8.04             Waiver of Notice
 8.05             Interpretation

                                   SECTION ONE

                                 INTERPRETATION

1.01 Definitions. - In the by-laws of the Corporation, unless the context otherwise requires:

      "Act" means the Business Corporations Act (Alberta), or any statute that may be substituted therefor, as from time to time amended;

      "board" means the board of directors of the Corporation;

      "Corporation" means the corporation incorporated under the Act by the said certificate to which the articles are attached and named "The Westaim Corporation";

      "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

      "recorded address" has the meaning set forth in section 8.05;

      "Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations; and

      "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

Except as defined above, words and expressions defined in the Act and the Regulations, including "resident Canadian" and "unanimous shareholder agreement", have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words, importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

                                   SECTION TWO

                           BUSINESS OF THE CORPORATION

2.01 Corporate Seal - The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board.

2.02 Financial Year - The financial year of the Corporation shall end on such date as may be determined by the directors from time to time.

2.03 Execution of Instruments - Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two directors or officers. In addition, this does not limit the power of the board to, from time to time, direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

                                  SECTION THREE

                                    DIRECTORS

3.01 Election and Term - The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.02 Calling of Meetings - Meetings of the directors shall be held at such time and place as the Chairman of the Board, the President or any two directors may determine.

3.03 Notice of Meeting - Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

3.04 Meeting by Telephone - A director may participate in a meeting of the board or of a committee of the board by means of conference telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

3.05 Chairman - The Chairman of the Board, or in his absence the President if a director, or in his absence a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

3.06 Quorum - The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine. Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

3.07 Voting at Meetings - At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote.

                                  SECTION FOUR

                                    OFFICERS

4.01 General - The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine.

4.02 Chairman of the Board - The Chairman of the Board, if any, shall be appointed from among the directors and when present shall be chairman of meetings of directors and shareholders and shall have such other powers and duties as the directors may determine.

4.03 President - The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation, and he shall have such other powers and duties as the board may specify.

4.04 Vice-President - A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

4.05 Secretary - The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and shall have such other powers and duties as the directors or the chief executive officer may determine.

4.06 Treasurer - The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

4.07 Assistants - Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

4.08 Term of Office - Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

4.09 Agents and Attorneys - The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

                                  SECTION FIVE

                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

5.01 Limitation of Liability - Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

5.02 Indemnity - Subject to the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if (a) he acted honestly and in good faith with a view to be the best interests of the Corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation may also indemnify such person in such other circumstances as the Act or law permits. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

5.03 Insurance - The Corporation may purchase and maintain for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

                                   SECTION SIX

                              DIVIDENDS AND RIGHTS

6.01 Dividend Cheques - A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

6.02 Unclaimed Dividends - Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                 SECTION SEVEN

                            MEETINGS OF SHAREHOLDERS

7.01 Chairman, Secretary and Scrutineers - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

7.02 Quorum - Subject to the Act in respect of a sole shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

                                  SECTION EIGHT

                                     NOTICES

8.01 Method of Giving Notice - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

8.02 Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included, unless the computation of time is required by law to be performed differently.

8.03 Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

8.04 Waiver of Notice - Any shareholder, proxyholder or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under the Act, the regulations thereunder, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other extent of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

8.05 Interpretation - In this by-law, "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, this latest address as recorded in the records of the Corporation.

      ENACTED the 7th day of May, 1996.

      WITNESS the corporate seal of the Corporation.

/s/ M. G. McKibbin                                    c/s /s/ M. G. McKibbin
------------------                                        ------------------
President                                                 Secretary

                                  BY-LAW NO. 2

                       A bylaw respecting the borrowing of
                      money, the issuing of securities and
                         the securing of liabilities by

                   THE WESTAIM CORPORATION (THE "CORPORATION")

BE IT ENACTED as a By-Law of the Corporation as follows:

The directors of the Corporation may from time to time

a) borrow money or otherwise obtain credit upon credit of the Corporation in such amounts and upon such terms as may be considered advisable;

b) issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, debenture stock, notes or other securities or obligations of the Corporation, whether secured or unsecured for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient;

c) charge, mortgage, hypothecate, pledge, assign, transfer or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including without limitation, book debts and unpaid calls, rights, powers, franchises and undertaking, to secure any money borrowed or any other debt or liability of the Corporation;

d) delegate to such one or more of the officers and directors of the Corporation as may be designated by the directors all or any of the powers conferred by the foregoing clauses of this By-Law to such extent and in such manner as the directors shall determine at the time of each delegation.

ENACTED the 17th day of May, 1996.

WITNESS the corporate seal of the Corporation.

/s/ M. G. McKibbin                                    c/s /s/ M. G. McKibbin
------------------                                        ------------------
President                                                 Secretary